UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.20549

SCHEDULE TO-I/A

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION14(d) (1) or 13(e) (1)

of the SECURITIES EXCHANGE ACT OF 1934

INDEPENDENCE HOLDING COMPANY

(Name of Subject Company (Issuer)

INDEPENDENCE HOLDING COMPANY

(OFFEROR)

(Names of Filing Persons (identifying Status as Offeror, Issuer or Other

Person)

453440 30 7

(Cusip Number of Class of Securities)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

David T. Kettig

Independence Holding Company

96 Cummings Point Road,

Stamford, Connecticut 06902

(203) 358-8000

(Name, Address, and Telephone Numbers of Person Authorized to

Receive Notices and Communications on behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation: Amount of Filing Fee:

$3,350,000* $670.00

*Assumes purchase of 200,000 shares at $16.75 per share.

[ X] Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $335.00 Form or Registration No.: TO-I

Filing Party: Independence Holding Company Date Filed: July 26, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] Third-party tender offer subject to Rule 14d-1.

[X] Issuer tender offer subject to Rule 13e-4.

[ ] Going-private transaction subject to Rule 13e-3.

[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 2 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 26, 2001 related to our offer to purchase 100,000 shares of our common stock, with the option to purchase an additional 100,000 shares (which is less than 2% of the outstanding common stock), or such lesser number of shares as are properly tendered and not withdrawn, at a price not greater than $16.75 nor less than $15.00 per share, upon the terms and subject to the conditions described in the Offer to Purchase dated July 26, 2001 and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a) (1)(A) and (a) (1)(B), respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEM 11. Additional Information

On August 24, 2001, IHC issued a Press Release relating to the announcement of the preliminary results of its "Modified Dutch Auction" Tender Offer. This press release is included herein as Exhibit (a) (1) (K).

ITEM 12. EXHIBITS.

           (a) (1) (K)          Press Release dated August 24, 2001 announcing preliminary results of "Modified Dutch Auction" Tender Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2001                             INDEPENDENCE HOLDING COMPANY

                                                                       /s/ Roy T.K. Thung

                                                                      Roy T.K. Thung

                                                                      Chief Executive Officer

EXHIBIT (a) (1) (K)

INDEPENDENCE HOLDING COMPANY         CONTACT: TERESA A. HERBERT

96 CUMMINGS POINT ROAD                                                                 (203) 358-8000

STAMFORD, CONNECTICUT 06902                  www.Independenceholding.com

NASDAQ - INHO

NEWS RELEASE

IHC ANNOUNCES PRELIMINARY RESULTS OF "MODIFIED DUTCH AUCTION"

Stamford, Connecticut, August 24, 2001. Independence Holding Company ("IHC") (NASDAQ: INHO) announced today preliminary results of its "Modified Dutch Auction" tender offer, which expired on Thursday, August 23, 2001 at 5:00 p.m. Eastern time. Based on a preliminary count by the Depositary, 462,684 shares of common stock, which includes 10,010 shares tendered through guaranteed delivery procedures, were properly tendered and not withdrawn. Under the terms of the tender offer, IHC offered to purchase up to 200,000 shares of its common stock within a price range of $15.00 per share to $16.75 per share. The purchase price will be $16.75 per share, or $3,350,000. The preliminary number of shares to be purchased represents approximately 2.5% of IHC's 7,985,595 shares of common stock outstanding as of August 6, 2001.

Since the offer was oversubscribed, the number of shares IHC will purchase from each tendering shareholder (other than odd-lot holders) will be pro-rated. Based upon the preliminary count, IHC estimates that the pro-ration factor will be 43.41%. The determination of the pro-ration factor is subject to final confirmation and is based on proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures) and the impact of odd-lot tenders. The decision and final details will be announced following completion of the confirmation process. It is currently expected that payment of all shares purchased will be made on or before September 4, 2001.

Roy Thung, Chief Executive Officer of IHC, stated "We are pleased that IHC was able to offer liquidity to its shareholders through the "Modified Dutch Auction" tender offer. We recognize, however, that more shares were tendered than the 200,000 share maximum, and IHC will continue to explore from time to time additional means for further increasing the liquidity of our shares and enhancing shareholder value."

IHC is a holding company engaged principally in the life and health insurance business and the acquisition of blocks of policies through Standard Security Life Insurance Company of New York, and Madison National Life Insurance Company, Inc. Standard Life markets major medical stop-loss, long-term and short-term disability, group life and managed health care products. Madison Life sells group life and disability, credit life and disability and individual life insurance.

Some of the statements included herein may be considered to be forward looking statements which are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.